EXHIBIT 12.1

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(dollar amounts in thousands)
Income before gains (loss) on sales of investments, minority interest in income and discontinued operations	$62,240	$79,067	$81,609	$76,128	$73,460
Provision for unusual charges	7,305	—	7,163	8,765	1,250
Minority interest not convertible into Common Stock	(980)	(719)	(656)	(518)	(600)
Discontinued operations	936	5,495	6,163	6,000	5,149

	$69,501	$83,843	$94,279	$90,375	$79,259

Fixed charges:
Interest	$59,617	$56,106	$47,522	$43,996	$40,637
Interest from discontinued operations	—	1,026	995	1,032	1,058
Capitalized interest	9,117	12,015	13,502	16,434	9,485

Fixed charges	$68,734	$69,147	$62,019	$61,462	$51,180

Fixed charges:
Preferred stock dividends	10,629	7,765	4,569	4,569	4,182

Fixed charges and preferred stock dividends	$79,363	$76,912	$66,588	$66,031	$55,362

Income before gains (loss) on sales of investments and minority interest in income and provision for unusual charges and fixed charges, excluding capitalized interest and preferred stock dividends	$129,118	$140,975	$142,796	$135,403	$120,984
Divided by fixed charges	$68,734	$69,147	$62,019	$61,462	$51,180

Ratio of earnings to fixed charges	1.9	2.0	2.3	2.2	2.4

Income before gains (loss) on sales of investments and minority interest in income and provision for unusual charges and fixed charges, excluding capitalized interest and preferred stock dividends	$129,118	$140,975	$142,796	$135,403	$120,954
Divided by fixed charges and preferred stock dividends	$79,363	$76,912	$66,588	$66,031	$55,362

Ratio of earnings to fixed charges and preferred stock	1.6	1.8	2.1	2.1	2.2